     EXHIBIT 99.3

KPMG LLP 600 de Maisonneuve Blvd. West Suite 1500 Tour KPMG Montréal, Québec H3A 0A3	Telephone (514) 840-2100 Fax (514) 840-2187 Internet www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Gildan Activewear Inc.

We consent to the incorporation by reference in the Registration Statement (No. 333-208022) on Form S‑8 of Gildan Activewear Inc. of our report dated February 19, 2020, on the consolidated financial statements which comprise the consolidated statements of financial position as of December 29, 2019 and December 30, 2018, the related consolidated statements of earnings and comprehensive income, changes in equity and cash flows for the years ended December 29, 2019 and December 30, 2018, and the related notes and our report dated February 19, 2020 on the effectiveness of internal control over financial reporting, which reports appear in the annual report on Form 40-F of Gildan Activewear Inc. for the fiscal year ended December 29, 2019, and further consent to the use of such reports in such annual report on Form 40-F. Our audit report on the consolidated financial statements refers to a change in accounting principle related to the method of accounting of leases.

February 21, 2020
Montreal, Canada

*CPA auditor, CA, Public accountancy permit No. A120220

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